

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05003679

February 4, 2005

Christopher R. Johnson
Miles & Stockbridge P.C.
10 Light Street
Baltimore, MD 21202-1487

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/4/2005

Re: The Black & Decker Corporation
Incoming letter dated December 23, 2004

Dear Mr. Johnson:

This is in response to your letter dated December 23, 2004 concerning the shareholder proposal submitted to Black & Decker by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 16 2005
THOMSON
FINANCIAL

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters
Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

MILES & STOCKBRIDGE P.C.

Christopher R. Johnson
410.385.3532
cjohnson@milesstockbridge.com

December 23, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Black & Decker Corporation
(Commission File No.: 1-1553)

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Black & Decker Corporation, a Maryland corporation, pursuant to Rule 14a-8(j) promulgated by the SEC under the Securities Exchange Act of 1934. For the reasons stated below, Black & Decker intends to omit from the proxy materials to be distributed in connection with its 2005 Annual Meeting of Stockholders a shareholder proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Fund") in a letter dated November 10, 2004, a copy of which is attached. By copy of this letter, Black & Decker is notifying the Fund of its intention.

The Proposal

A copy of the entire Proposal is attached, but, for ease of reference, the text of the resolution contained in the Proposal is as follows:

> **RESOLVED**: That the shareholders of Black & Decker Corporation ("Company") hereby request that the Company prepare and issue a Job Loss and Dislocation Impact Statement ("Impact Statement") that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions. Specifically, the Impact Statement should include information on the following:
>
> 1. The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management.

Statement of Reasons for Omission

Black & Decker intends to omit the Proposal because it deals with a matter relating to Black & Decker's ordinary business operations and, therefore, may be omitted under Rule 14a-8(i)(7).

Supporting Argument

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded if it deals with a matter relating to the company's ordinary business operations. Proposals that request reports or studies are subject to the same ordinary business standard if the subject of the requested report or study covers a matter related to ordinary business operations.[1] Although a proposal may relate to ordinary business matters, it is not excludable if it focuses on sufficiently significant social policy issues that are appropriate for a shareholder vote.[2] For example, the Staff has determined that proposals raising only executive compensation issues are not excludable under Rule 14a-8(i)(7) because those proposals raise significant policy issues.[3]

The Proposal requests that Black & Decker prepare and issue a Job Loss and Dislocation Impact Statement (the "Impact Statement") that would include specified information. Although the Proposal requests that the Impact Statement include information about senior executive compensation, most of the information requested in the Impact Statement is inextricably linked to Black & Decker's ordinary business operations. The Staff has consistently determined that

[1] *See* Release No. 34-20091 (August 16, 1983) ("Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7) [the predecessor to the current Rule 14a-8(i)(7)].").

[2] *See* Release No. 34-40018 (May 21, 1998).

[3] *See* Staff Legal Bulletin No. 14A (July 12, 2002).

whenever part of a proposal relates to ordinary business operations, the entire proposal is excludable under Rule 14a-8(i)(7).[4] Requiring Black & Decker to issue a report consisting in large part of ordinary business activities renders the Proposal itself subject to exclusion under Rule 14a-8(i)(7).

The Proposal requests detailed information about Black & Decker's decision-making process relating to job elimination and relocation. This process involves a number of complex considerations, including competitive pricing and cost structure implications, compliance with internal, legal and regulatory standards, financial results of operations, global positioning, competition within respective markets, product marketing and promotion, and public relations. These decisions are predicated on management's knowledge and understanding of location-specific workforces and overall efforts to streamline Black & Decker's operations and divisions. Accordingly, these job elimination and relocation decisions cannot "as a practical matter, be subject to direct shareholder oversight."[5] Moreover, because the Proposal includes within its scope "any planned job cuts or offshore relocation actions," it seeks to micro-manage Black & Decker by "probing too deeply into matters of a complex nature that shareholders, as a group, are not in a position to make an informed judgment."[6]

The Proposal also seeks information about the total number and type of jobs eliminated or relocated to foreign countries, including alternative courses of actions considered, and the estimated or anticipated cost savings associated with job elimination or relocation actions. The Staff has taken the position that shareholder proposals concerning a company's employment policies and practices for the general workforce, including the hiring and termination of employees, are excludable under Rule 14a-8(i)(7).[7] The decision of how and where to manufacture a product may involve relocating production from one facility to another, or it may involve contracting with a third party for the manufacture of that product. The SEC and the Staff have consistently taken no-action positions under Rule 14a-8(i)(7) with respect to proposals for reports relating to the outsourcing of manufacturing to suppliers and vendors.[8] These types of tasks are so fundamental to management's ability to run a company on a day-to-day basis that

---

[4] *See CBS, Inc.*, February 24, 1989 (deployment of assets); *Labor Ready, Inc.*, April 1, 2003 (general compensation matters and employee relations); *Merrill Lynch & Co.*, February 8, 2002 (termination, hiring or promotion of employees); *Mobil Corp.*, January 26, 1993 (management of the workplace and general compensation issues); and *OfficeMax, Inc.*, April 17, 2000 (customer and employee relations).

[5] Release No. 34-40018 (May 21, 1998).

[6] *Id.*

[7] *See Labor Ready, Inc.*, April 1, 2003 (excluding proposal related to general compensation matters and employee relations); *Mobil Corporation*, January 26, 1993 (excluding proposal to adopt downsizing policies); *United Technologies*, February 19, 1993 (concluding proposals directed at the company's employment policies and practices with respect to its non-executive work force to be uniquely matters relating to the conduct of the company's ordinary business operations).

[8] *See Wal-Mart Stores, Inc.*, April 10, 1991 (excluding proposal requesting that the company issue a report concerning its minority- and female-owned suppliers); *Chrysler Corporation*, January 16, 1996 (excluding proposal requesting that the company cease outsourcing its automotive parts needs to foreign suppliers); and Release No. 34-40018 (May 21, 1998).

they could not, as a practical matter, be subject to direct shareholder oversight. Further, the disclosure of this information would provide confidential business information on Black & Decker's decision-making process to its competitors.

The Proposal also requests information on the effect of job elimination and job relocation decisions on senior executive compensation. Although the Staff has recognized that issues relating solely to the compensation of senior executives invoke a significant social policy,[9] the thrust and focus of the Proposal is on the ordinary business matter of Black & Decker's employment policies and practices. Black & Decker should be able to exclude the Proposal because the Fund cannot evade the "ordinary business operations" exclusion by linking excludable matters to executive compensation.

The Proposal's reference to executive compensation is an apparent attempt to circumvent the "ordinary business operations" exclusion and must fail because the Staff has consistently taken the position that a proposal may be excluded in its entirety pursuant to Rule 14a-8(i)(7) if part of the proposal relates to ordinary business, even when the remainder of the proposal relates to matters other than ordinary business, such as executive compensation. For example, in *The Walt Disney Company* (December 15, 2004), the Staff concluded that a proposal that requested the compensation committee, when setting executive compensation, to include social responsibility and environmental criteria among the goals that executives must meet could be excluded under Rule 14a-8(i)(7). In its response, the Staff noted that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." Similarly, in *E*Trade Group, Inc.* (October 31, 2000), the Staff concurred in the omission of a proposal under the ordinary business exclusion that recommended a number of potential mechanisms for increasing shareholder value, including: (a) the sale of the company; (b) changes to the executive compensation plan to more accurately reflect company performance and tie compensation to that performance; (c) reduction of staff to improve earnings performance; and (d) dismissal and replacement of executive officers. The Staff concluded that since two out of the four mechanisms suggested by the proponent implicated ordinary business matters, the entire proposal should be omitted.[10]

This same conclusion should be reached with regard to the Proposal because most of the information requested relates to matters of ordinary business, and the Fund is using executive compensation as a means to sneak-in its otherwise excludable matters. Accordingly, based on Rule 14a-8(i)(7), Black & Decker intends to exclude the Proposal from the proxy materials to be issued in connection with its 2005 Annual Meeting of Stockholders.

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[9] *See* Staff Legal Bulletin No. 14A (July 12, 2002).

[10] *See also Associated Estates Realty Corporation*, March 23, 2000 (proposal that made recommendations concerning the compensation of the chief executive officer and the institution of a business plan that would include disposition of non-core businesses and assets could be excluded in its entirety because it related in part to ordinary business operations).

Conclusion and Request

For these reasons, Black & Decker respectfully requests that the Staff concur in Black & Decker's view that the Proposal may be omitted from the proxy materials to be distributed in connection with its 2005 Annual Meeting of Stockholders and will not recommend enforcement action if Black & Decker omits the Proposal from those proxy materials pursuant to Rule 14a-8(i)(7). If the Staff does not concur with Black & Decker's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

In accordance with Rule 14a-8(j)(2), we are furnishing the Staff with six copies of this letter and its enclosures. Pursuant to Rule 14a-8(j)(1), a copy of this letter with its enclosures is being simultaneously provided to the Fund. If the Staff desires further information or has any questions concerning this letter, please call me at (410) 385-3532.

Sincerely,



Christopher R. Johnson

CRJ/dll
Enclosures

cc: Ms. Barbara B. Lucas
Charles E. Fenton, Esquire
Edward J. Durkin, Esquire



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA FACSIMILE 410-716-3318]

Ms. Barbara B. Lucas
Senior Vice President & Corporate Secretary
Black & Decker Corporation
701 East Joppa Road
Towson, MD 21286

November 10, 2004

Dear Ms. Lucas:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Black & Decker Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of job loss and dislocation. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,300 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Job Loss and Dislocation Impact Statement Proposal

Resolved: That the shareholders of Black & Decker Corporation ("Company") hereby request that the Company prepare and issue a Job Loss and Dislocation Impact Statement ("Impact Statement") that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions. Specifically, the Impact Statement should include information on the following:

1. The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management.

Supporting Statement: We believe that in order to achieve long-term corporate success a company must address the interests of constituencies that contribute to the creation of long-term corporate value. These include shareowners, customers, senior management, employees, communities, and suppliers.

The Institute for Policy Studies/United for a Fair Economy recently issued a report "Executive Excess 2004: Campaign Contributions, Outsourcing, Unexpensed Stock Options and Rising CEO Pay," August 31, 2004. This report noted:

> Top executives at the 50 largest outsourcers of service jobs made an average of $10.4 million in 2003, 46 percent more than they as a group received the previous year and 28 percent more than the

average large-company CEO. These 50 CEOs seem to be personally benefiting from a trend that has already cost hundreds of thousands of U.S. jobs and is projected to cost millions more over the next decade.

The Impact Statement seeks to elicit information about the process by which our Company has determined to either reduce or relocate jobs to foreign countries over the past five years. We seek to learn more about the manner in which our Company allocates both the burdens of cost-cutting and the benefits of such decisions.

We believe shareowners would benefit by having information about how much a company hoped to save by reducing jobs, how much it actually saved, and how much senior management was rewarded for such savings. In this way shareowners could begin to judge for themselves whether the company is being managed well for the long term or seeking short-term gains. Shareowners could also judge whether directors are providing appropriate incentives to senior management.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Black & Decker Corporation
Incoming letter dated December 23, 2004

The proposal requests that Black & Decker issue a statement that provides information relating to the elimination of jobs within Black & Decker and/or the relocation of U.S.-based jobs by Black & Decker to foreign countries, as well as any planned job cuts or offshore relocation activities.

There appears to be some basis for your view that Black & Decker may exclude the proposal under rule 14a-8(i)(7), as relating to Black & Decker's ordinary business operations (i.e., management of the workforce). Accordingly, we will not recommend enforcement action to the Commission if Black & Decker omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Rebekah J. Toton
Attorney-Advisor